                                                                       333-10926
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST-EFFECTIVE AMENDMENT NO. 2 TO

                                    FORM F-6

                             REGISTRATION STATEMENT

                                      Under

                           THE SECURITIES ACT OF 1933

    For American Depositary Shares Evidenced by American Depositary Receipts

                              -------------------

                           BALTIMORE TECHNOLOGIES PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                                       n/a

                   (Translation of issuer's name into English)

                                England and Wales
            (Jurisdiction of Incorporation or organization of Issuer)

                         ------------------------------

                               JPMORGAN CHASE BANK
             (Exact name of depositary as specified in its charter)

                1 Chase Manhattan Plaza, New York, New York 10081
                            Tel. No.: (212) 552-4944
       (Address, including zip code, and telephone number of depositary's principal offices)

                         ------------------------------

                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8940
    (Address, including zip code, and telephone number of agent for service)

                         ------------------------------

                                 With copies to:

                             Scott A. Ziegler, Esq.
                        Ziegler, Ziegler & Associates LLP
                         555 Madison Avenue, 11th Floor
                            New York, New York 10022

         It is proposed that this filing become effective under Rule 466

          [X] immediately upon filing      [ ] on [date] at [time]

 If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]


                                            CALCULATION OF REGISTRATION FEE
========================================================================================================================
                                                                   Proposed          Proposed
                                                                   Maximum           Maximum
                                                      Amount       Offering          Aggregate          Amount of
Title of Each Class of                                to be        Price Per         Offering           Registration
Securities to be Registered                           Registered   Unit (1)          Price (2)          Fee
------------------------------------------------------------------------------------------------------------------------
American Depositary Shares
evidenced by American Depositary
Receipts, each American Depositary
Share representing one-fifth of one
ordinary share of Baltimore Technologies plc           n/a                n/a               n/a                n/a
========================================================================================================================

(1) Each unit represents 100 American Depositary Shares.

(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.




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         This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.




                                      2


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         The Prospectus consists of the form of American Depositary Receipt
("ADR") included as Exhibit A to the form of Amendment No. 2 to Deposit Agreement filed as Exhibit (a)(3) to this Registration Statement, which is incorporated herein by reference.



                                       3


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                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

         Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET


                                                      Location in Form of
            Item Number                               ADR Filed Herewith
            and Caption                               as Prospectus
            -----------                               -------------
         1. Name of depositary and                    Face, introductory paragraph
            address of its principal                  and final sentence on face.
            executive office

         2. Title of ADR and identity                 Face, top center and
            of deposited securities                   introductory paragraph

            Terms of Deposit

              (i)    The amount of deposited          Face, upper right corner
                     securities represented by        and introductory
                     one unit of ADRs                 paragraph

             (ii)    The procedure for voting,        Reverse, paragraph (12)
                     if any, the deposited
                     securities

            (iii)    The collection and               Face, paragraphs (4), (5) and
                     distribution of dividends        (7); Reverse, paragraph (10)

             (iv)    The transmission of              Face, paragraphs (3) and (8);
                     notices, reports and             Reverse, paragraph (12)
                     proxy soliciting material

              (v)    The sale or exercise of          Face, paragraphs (4) and (5);
                     rights                           Reverse, paragraph (10)

             (vi)    The deposit or sale of           Face, paragraphs (4) and (5);
                     securities resulting from        Reverse, paragraphs (10) and
                     dividends, splits or plans       and (13)
                     of reorganization

            (vii)    Amendment, extension or          Reverse, paragraphs (16)
                     termination of the deposit       and (17) (no provision
                     agreement                        for extension)





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

                                                        Location in Form of
            Item Number                                 ADR Filed Herewith
            and Caption                                 as Prospectus
            -----------                                 -------------

             (viii)  Rights of holders of ADRs          Face, paragraph (3)
                     to inspect the transfer books
                     of the Depositary and the
                     lists of holders of ADRs

               (ix)  Restrictions upon the right        Face, paragraphs (1), (2),
                     to deposit or withdraw the         (4) and (5)
                     underlying securities

                (x)  Limitation upon the liability      Reverse, paragraph (14)
                     of the Depositary and/or the
                     Company

         3. Description of all fees and                 Face, paragraph (7)
            charges which may be imposed
            directly or indirectly against
            the holders of ADRs


         Item 2. AVAILABLE INFORMATION

                                                        Location in Form of
         Item Number                                    ADR Filed
         and Caption                                    Herewith as Prospectus
         ------------                                   -----------------------

         2(b) Statement that the foreign                Face, paragraph (8)
         issuer is subject to the
         periodic reporting requirements
         of the Securities Exchange Act of 1934
         and, accordingly, files certain reports
         with the Securities and Exchange
         Commission





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



                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

         (a)(1) Deposit Agreement dated as of November 3, 1999 among Baltimore Technologies plc, JPMorgan Chase Bank (fka Morgan Guaranty Trust Company of New
York), as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").*

         (a)(2) Form of Amendment No. 1 to Deposit Agreement.*

         (a)(3) Form of Amendment No. 2 to Deposit Agreement.

         (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

         (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

         (d) Opinion of counsel to the Depositary, as to the legality of the securities to be registered.*

         (e) Certification under Rule 466.


*Previously filed

Item 4. UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.


                                    SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by



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the Deposit Agreement, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 27, 2003.


                                  Legal entity created by the form of Deposit
                                  Agreement for the issuance of ADRs evidencing American Depositary Shares


                                  By:  JPMORGAN CHASE BANK,
                                           in its capacity as Depositary



                                  By: /s/ Jordana Chutter
                                      ----------------------------
                                      Name:  Jordana Chutter
                                      Title: Vice President



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



                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Baltimore Technologies plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized on January 27, 2003.

                                              BALTIMORE TECHNOLOGIES PLC


                                              By: /s/ Simon J. Enoch.
                                                  --------------------------
                                              Name:  Simon J. Enoch
                                              Title: Corporate Secretary

          Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on January 27, 2003.


Name                                    Title
----                                    -----
/s/ Peter William Lloyd Morgan          Chairman
------------------------------------
Peter William Lloyd Morgan



/s/ Bihan Khezri                        Chief Executive Officer
------------------------------------
Bijan Khezri


------------------------------------    Director
John P. Cunningham


/s/ George W. Powlick                   Director
------------------------------------
George W. Powlick


/s/ David Guyatt                        Director
------------------------------------
David Guyatt



/s/ Kenneth Philip Smith                Chief Financial Officer
------------------------------------    Chief Accounting Officer
Kenneth Philip Smith



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



            SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT


         Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Baltimore Technologies plc, has signed this Post-Effective Amendment to Registration Statement on Form F-6 on January 27, 2003.


                                       DEPOSITARY MANAGEMENT CORPORATION



                                       By: /s/Scott A. Ziegler
                                           -------------------------------
                                           Name:  Scott A. Ziegler
                                           Title: Authorized Representative







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